UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

December  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-31 December 9, 2004

DESCRIPTION:

Queenstake Resources to Begin Trading on the Amex

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  November 15, 2004

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

News Release 2004-31

December 9, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE TO BEGIN TRADING ON THE AMERICAN STOCK EXCHANGE

Denver, Colorado – December 9, 2004 – Queenstake Resources Ltd. (the “Company”) announces that its common shares have been approved for listing on the American Stock Exchange (the “Amex”).  The Company’s shares are expected to commence trading on the Amex on Monday, December 13, 2004, under the ticker symbol “QEE”.  The Company’s specialist will be J. Streicher & Co. L.L.C.

The Company’s shares will continue to trade on the Toronto Stock Exchange under the symbol “QRL”.

Queenstake CEO Chris Davie commented, “Queenstake’s position as a significant U.S. gold producer makes this listing particularly appropriate.  Our large and growing group of U.S. shareholders will welcome this listing and the enhanced visibility and increased liquidity that it will bring.”

The Amex listing approval is contingent upon the Company being in compliance with all applicable standards on the date it begins trading on the Amex, and may be rescinded if the Company is not in compliance with such standards.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  The Jerritt Canyon Mine consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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